PROSPECTUS SUPPLEMENT                                         File No. 333-63509
(TO PROSPECTUS DATED DECEMBER 14, 1998)                       Rule 424(b)(5)


                          URBAN SHOPPING CENTERS, INC.

                                 773,515 SHARES
                         SERIES B CUMULATIVE CONVERTIBLE
                           REDEEMABLE PREFERRED STOCK
                                $32.32 PER SHARE


         This Series B preferred stock will be convertible into our common stock beginning on the 270th day after we issue the Series B preferred stock. Each share of the Series B preferred stock will be convertible into one share of common stock. However, we will adjust the conversion ratio in certain circumstances.

         Beginning on the sixth anniversary of the date we issue the Series B preferred stock, we can redeem any or all of it for $32.32 cash per share, plus any dividends that we owe at that time.

         We will pay a dividend each quarter on the Series B preferred stock, which will be the greater of $0.525 per share or the dividend which we are paying that quarter on the common stock into which you could convert your Series B preferred stock at that time.

         The Series B preferred stock will not be listed on any stock exchange, but our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "URB." On December 14, 1998, the last reported sale price of our common stock on the New York Stock Exchange was $32.50 per share.


                      ------------------------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
           COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
                  OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------


         Security Capital Preferred Growth Incorporated has agreed to purchase all 773,515 shares of Series B preferred stock for $32.32 per share. Our total net proceeds will be $25,000,004, before deducting our expenses, which we estimate at approximately $50,000. We will pay Security Capital Markets Group Incorporated, our placement agent for this offering, a fee of $250,000. We will indemnify our placement agent against certain liabilities, including liabilities under the Securities Act of 1933.

                      ------------------------------------


                               December 14, 1998

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
                                                                                                               ----

The Company.....................................................................................................S-3
Use of Proceeds.................................................................................................S-3
Description of Series B Preferred Stock.........................................................................S-3
Plan of Distribution............................................................................................S-8
Experts.........................................................................................................S-8
Validity of Series B Preferred Stock............................................................................S-8


                                                    PROSPECTUS

Available Information.............................................................................................2
Incorporation by Reference........................................................................................2
The Company.......................................................................................................3
Use of Proceeds...................................................................................................3
Stock of the Company..............................................................................................3
Description of Common Stock.......................................................................................3
Description of Preferred Stock....................................................................................5
Description of Depositary Shares.................................................................................10
Description of Stock Warrants....................................................................................12
Description of Rights............................................................................................14
Certain Provisions of Maryland Law and of the Company's Charter and Bylaws.......................................14
Federal Income Tax Considerations................................................................................17
Certain United States Tax Considerations for Non-U.S. Stockholders...............................................27
Plan of Distribution.............................................................................................29
Experts..........................................................................................................30
Legal Matters....................................................................................................30

                                   THE COMPANY

         Urban Shopping Centers, Inc. (the "Company") is a self-administered real estate investment trust ("REIT") in the business of owning, acquiring, managing, leasing, developing and redeveloping regional and super-regional malls throughout the United States. It commenced operations in October 1993 and its outstanding common stock, par value $.01 per share (the "Common Stock"), is listed on the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange (the "CSE") under the symbol "URB."

         The Company currently owns, through its ownership interest in Urban Shopping Centers, L.P. (the "Operating Partnership"), a portfolio consisting of interests in 17 retail properties comprised of more than 15 million square feet of space and also has an approximately 1.1 million square foot regional mall and an approximately 350,000 square foot community center under development. The Company opened Brandon TownCenter in Tampa, Florida in 1995 and Wolfchase Galleria in Memphis, Tennessee in February 1997. The Company's portfolio, excluding recent acquisitions and developments, produced sales per square foot of $364 in 1997, which it believes ranks among the highest in the industry.

         The Company owns interests in several of the premier shopping centers in the United States including Oakbrook Center (Oak Brook, Illinois), Water Tower Place (Chicago, Illinois), Copley Place (Boston, Massachusetts), San Francisco Shopping Centre (San Francisco, California) and Old Orchard Center (Skokie, Illinois) as well as in Urban Retail Properties Co. (the "Management Company"), its property management, leasing and development affiliate. The Management Company is one of the nation's largest retail property managers, managing more than 50 million square feet of regional malls and community centers in 23 states and the District of Columbia.

         The Company has elected to be taxed as a REIT for Federal income tax purposes and is self-administered. To help ensure that the Company maintains its qualification as a REIT for Federal income tax purposes, the Company's charter restricts transfers of shares of the Company's stock and limits ownership by any person to 4.9% of the number or value of the outstanding shares of the Company's stock, with certain exceptions. See "Description of Common Stock--Restrictions on Transfer" in the accompanying Prospectus for more information on these restrictions. The Company's executive offices are located at 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, and its telephone number is (312) 915-2000. The Company is a Maryland corporation which was incorporated on May 12, 1993.


                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the Series B Cumulative Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") offered hereby are expected to be approximately $24.7 million. The Company intends to use the net proceeds from the sale of the Series B Preferred Stock for general corporate purposes, which may include acquisition and development of regional malls and community centers, capital improvements to existing properties and repayment of certain then-outstanding secured or unsecured indebtedness.


                     DESCRIPTION OF SERIES B PREFERRED STOCK

GENERAL

         The Company's Board of Directors (the "Board") is authorized, without the approval of the stockholders, to cause the Company to issue shares of its series preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more series, to determine the number of shares of each series and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each series, which may be senior to the rights of Common Stock or its unit voting common stock, par value $.01 per share (the "Unit Voting Stock"). The Company currently has outstanding 2,999,400 shares of its Series A Cumulative Convertible Redeemable Preferred Stock (the "Series A Preferred Stock"). On November 5, 1998, the Board authorized the Company to classify and to issue 773,515 shares of Series B Preferred Stock. The Series A Preferred Stock and the Series B Preferred Stock will rank on a parity as to distributions and liquidation proceeds.

         This section describes certain general terms and provisions of the Series B Preferred Stock. This description is not complete and you should refer to the Company's Charter and Bylaws for more information.

RANKING

         The Series B Preferred Stock will rank, as to dividends and the distribution of assets, (i) senior to the Common Stock and the Unit Voting Stock and to any other equity securities which the Company may issue from time to time and which specifically provide that they will rank junior to the Series B Preferred Stock ("Junior Stock"); (ii) on a parity with the Series A Preferred Stock and all equity securities which the Company may issue from time to time and which specifically provide that they will rank on a parity with the Series B Preferred Stock or which do not provide that they will rank senior to or junior to the Series B Preferred Stock ("Parity Stock"); and (iii) junior to all equity securities which the Company may issue from time to time and which specifically provide that they will rank senior to the Series B Preferred Stock ("Senior Stock"). The rights of the holders of the Series B Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

         The holders of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board out of funds legally available for that purpose, cumulative preferential cash dividends in an amount per share equal to the greater of (i) $0.525 per quarter or (ii) the quarterly dividend on the shares of Common Stock into which a share of Series B Preferred Stock would then be convertible. The dividends are cumulative from the date of original issue, whether or not the Company has funds legally available to pay those dividends and whether or not the Board declares those dividends, and are payable quarterly in arrears on the date on which cash dividends are paid on the Common Stock for that quarter (each, a "Dividend Payment Date"). Each dividend will be payable to holders of record on the record date (each, a "Dividend Record Date") which is fixed by the Board. The Dividend Record Date will not be more than 60 days prior to the corresponding Dividend Payment Date and will be the same date as the record date for the Common Stock dividend for that quarter, if there is one. The dividend for any period shorter than a full quarter will be prorated based on a 360-day year of twelve 30-day months.

         Holders of Series B Preferred Stock will not be entitled to any dividends in excess of the full cumulative dividends described above. The Company will not pay interest, or any sum of money in lieu of interest, in respect of any dividend payment or payments on the Series B Preferred Stock which are in arrears.

         So long as any Series B Preferred Stock is outstanding, the Company may not declare or pay or set apart for payment any dividends or make or declare any other distribution on any Parity Stock for any period unless the Company has paid or declared and set apart a sum sufficient to pay (or contemporaneously pays or declares and sets apart a sum sufficient to pay) full cumulative dividends on the Series B Preferred Stock for all past dividend periods. If the Company does not pay or declare and set apart a sum sufficient to pay full cumulative dividends on the Series B Preferred Stock for all past dividend periods, the Company will declare all dividends on the Series B Preferred Stock and any Parity Stock ratably in proportion to the amount of dividends accrued and unpaid on the Series B Preferred Stock and on the Parity Stock.

         So long as any Series B Preferred Stock is outstanding, the Company may not declare or pay or set apart for payment any dividends (other than in Junior Stock or in options, warrants or rights to purchase Junior Stock) or make or declare any other distribution on any Junior Stock, nor may the Company redeem, purchase or otherwise acquire for any consideration any Junior Stock (or pay to or make available any moneys for a sinking fund for the redemption of any Junior Stock) (except by conversion into or exchange for Junior Stock) unless the Company has paid or declared and set apart a sum sufficient to pay (or contemporaneously pays or declares and sets apart a sum sufficient to pay) full cumulative dividends on the Series B Preferred Stock and any Parity Stock for all past dividend periods and the then current dividend period.

         The Company will first credit any dividend payment which it makes on the Series B Preferred Stock against the earliest accrued but unpaid dividend due with respect to the Series B Preferred Stock which remains payable.

LIQUIDATION PREFERENCE

         Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before the Company makes or sets apart any payment or distribution of its assets to or for the holders of any Junior Stock, the holders of Series B Preferred Stock will be entitled to receive $32.32 per share plus all accrued and unpaid dividends, but those holders will not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the liquidation preference on the Series B Preferred Stock and on all Parity Stock, then the Company will distribute its assets among the holders of Series B Preferred Stock and Parity Stock in proportion to the full liquidating distributions which would be payable.

         Subject to the rights of the holders of any Senior Stock, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the Company has made payment in full to all holders of Series B Preferred Stock and Parity Stock, the holders of Junior Stock will be entitled to receive any remaining assets.

         For purposes of this section, a consolidation or merger of the Company with or into any entity, a sale or transfer of all or substantially all of the Company's assets or a statutory share exchange will not be deemed to be a liquidation, dissolution or winding up of the Company.

REDEMPTION

         The Company may not redeem the Series B Preferred Stock prior to the sixth anniversary of the date that the Company first issues the Series B Preferred Stock (the "Issue Date") unless fewer than 377,291 aggregate shares of Series A Preferred Stock and Series B Preferred Stock are outstanding at any time (as adjusted from time to time to reflect any stock dividends, splits, reverse splits or combinations), in which case the Company may redeem all, but not less than all, of those shares. Beginning on the sixth anniversary of the Issue Date, the Company, at its option, may redeem the Series B Preferred Stock, in whole at any time or in part from time to time, at a cash redemption price equal to $32.32 per share plus all accrued and unpaid dividends to the redemption date.

         Notwithstanding the foregoing, unless the Company has paid or declared and set apart a sum sufficient to pay (or contemporaneously pays or declares and sets apart a sum sufficient to pay) full cumulative dividends on the Series B Preferred Stock and any Parity Stock for all past dividend periods, the Company may not redeem any Series B Preferred Stock unless it redeems all outstanding Series B Preferred Stock and the Company and its affiliates may not purchase or acquire any Series B Preferred Stock, except pursuant to a purchase or exchange offer made on the same terms to all holders of outstanding Series B Preferred Stock.

         The Company will mail notice of redemption of Series B Preferred Stock not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of Series B Preferred Stock being redeemed at the address shown on the Company's stock records. Each notice will state: (i) the redemption date;
(ii) the number of shares of Series B Preferred Stock being redeemed; (iii) the place or places at which holders should surrender certificates representing Series B Preferred Stock being redeemed; and (iv) the conversion price at the time. If fewer than all shares of Series B Preferred Stock held by a holder are being redeemed, the notice will also specify the number of shares of Series B Preferred Stock being redeemed from the holder. If the Company mails notice of redemption of any Series B Preferred Stock and deposits the funds necessary for the redemption in trust, then, beginning on the redemption date, dividends will cease to accrue on the shares of Series B Preferred Stock being redeemed, those shares will no longer be deemed outstanding and all rights of the holders of those shares will cease, except the right to receive the redemption price. If the Company redeems fewer than all the outstanding shares of Series B Preferred Stock, it will select the shares to be redeemed by lot or pro rata or by any other method determined by the Company.

CONVERSION RIGHTS

         The holders of Series B Preferred Stock may, at their option, convert Series B Preferred Stock into Common Stock, in whole at any time or in part from time to time beginning on the 270th day after the Issue Date, at a conversion price of $32.32 per share of Common Stock (which equals a conversion rate of one share of Common Stock for each share of Series B Preferred Stock). The Company may adjust the conversion price from time to time as described below under "--Conversion Price Adjustments." Holders of shares of Series B Preferred Stock being redeemed will not be able to convert those shares after the close of business on the redemption date.

         Holders of shares of Series B Preferred Stock may convert those shares by surrendering the certificate representing those shares endorsed to the Company or in blank to the transfer agent for the Series B Preferred Stock and the Common Stock, together with a written notice of conversion.

         Holders of Series B Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive that dividend on the corresponding Dividend Payment Date, even if they convert the Series B Preferred Stock into shares of Common Stock between those two dates. The Company will not otherwise make any payment or allowance for unpaid dividends, whether or not in arrears, on converted Series B Preferred Stock or shares of Common Stock issued upon conversion.

          Each conversion will be deemed to occur immediately before the close of business on the business day on which the transfer agent receives the certificate and the notice of conversion. The conversion price in effect at that time will be the conversion price for that conversion. The Company will not issue fractional shares upon conversion. Instead, the Company will pay cash to the converting holder based on the market price of the Common Stock on the day prior to the conversion date.

CONVERSION PRICE ADJUSTMENTS

         The Company will adjust the conversion price if it (i) pays a dividend on its stock in Common Stock, (ii) subdivides, combines or reclassifies the Common Stock, (iii) issues rights, options or warrants to all holders of Common Stock entitling them to purchase additional Common Stock at a price per share less than the fair market value (which includes an adjustment if the Company doesn't pay underwriting commissions in a rights offering), (iv) makes other noncash distributions to all holders of Common Stock or (v) pays consideration per share of Common Stock with a value greater than the current market price of the Common Stock in a tender offer.

         The Company will not be required to make any adjustment to the conversion price unless the adjustment equals 1% or more of the conversion price. The Company will carry forward any adjustments not required to be made and take them into account in subsequent adjustments.

         If the Company is a party to any transaction as a result of which Common Stock is converted into the right to receive stock, securities, cash or other property (including a merger, consolidation, statutory share exchange, tender offer, sale of all or substantially all of the Company's assets or recapitalization), then each share of Series B Preferred Stock will be convertible into the kind and amount of stock, securities, cash or other property which the holder of that stock would have received if it had converted the stock immediately before the transaction. The

Company may not be a party to any transaction unless the terms of the transaction are consistent with the terms described above.

VOTING RIGHTS

         Holders of Series B Preferred Stock will not have any voting rights, except as described in this section or as applicable law may otherwise require from time to time.

         If and whenever (i) four quarterly dividends (whether or not consecutive) payable on the Series B Preferred Stock or any Parity Stock are in arrears, whether or not earned or declared or (ii) the Company has failed to pay dividends on the Common Stock of at least $0.525 per share for four consecutive quarters or (iii) the Company fails to satisfy the test described below under "--Fixed Charge Coverage Test," then the number of directors then constituting the Board will be increased by two (or by three if the Board has more than 11 directors prior to the increase), if it has not already been increased due to similar provisions for other classes of Parity Stock (the "Voting Preferred Stock"), and the holders of Series B Preferred Stock, together with the holders of any Voting Preferred Stock, voting as a single class, will have the right to elect the additional directors at the next annual meeting of stockholders or at a special meeting. If, however, fewer than 1,886,457 aggregate shares of Series A Preferred Stock and Series B Preferred Stock are outstanding (as adjusted from time to time to reflect any stock dividends, splits, reverse splits or combinations), then the number of directors then constituting the Board will be increased by only one (or by only two if the Board has more than 11 directors prior to the increase). The rights of holders of Series B Preferred Stock and Parity Stock to elect the additional directors will cease when the Company, as applicable, (i) pays all dividends in arrears and sets aside a sum sufficient to pay the current dividend on the Preferred Stock and Parity Stock for two consecutive quarters, (ii) pays dividends on the Common Stock of at least $0.525 per share for two consecutive quarters or (iii) satisfies the test described below under "--Fixed Charge Coverage Test" for two consecutive quarters. The term of office of the additional directors will terminate with the termination of those voting rights.

         At least two-thirds of the outstanding Series B Preferred Stock must approve in order for the Company to (i) make any amendment to the Company's Charter or By-Laws which materially and adversely affect the voting powers, rights or preferences of the holders of Series B Preferred Stock or (ii) authorize, reclassify, create or increase the authorized amount of any Senior Stock or any security convertible into Senior Stock. However, the Company may create additional classes and series of Parity Stock and Junior Stock and increase the authorized number of shares of that stock without the consent of any holder of Series B Preferred Stock.

         Except as described above or as applicable law may require from time to time, the holders of Series B Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

FIXED CHARGE COVERAGE TEST

         So long as any Series B Preferred Stock is outstanding, if the Company or any of its subsidiaries issues any additional preferred securities or incurs any additional indebtedness and, immediately after that issuance or incurrence (and after giving effect to the issuance or incurrence and the use of the proceeds), the Company's ratio of Consolidated EBITDA (as defined below) to Consolidated Fixed Charges (as defined below) for the four prior quarters would be less than 1.5 to 1.0, then the holders of Series B Preferred Stock will have the rights described above under "--Voting Rights." The holders of Series B Preferred Stock can waive those rights if the holders of two-thirds of the outstanding Series B Preferred Stock consent to the issuance or incurrence.

         For purposes of the test described above, "Consolidated EBITDA" means the Company's consolidated net income (before minority interest, extraordinary items and other gains and losses) plus (i) income and state franchise taxes paid or accrued by the Company, (ii) interest expense paid or accrued by the Company,
(iii) depreciation and depletion, (iv) amortization, (v) the non-cash portion of ground rent paid by the Company under the ground lease for Oakbrook Center and (vi) other non-cash charges or discretionary prepayment penalties deducted from consolidated net income. For purposes of that test, "Consolidated Fixed Charges" means the sum of (i) interest expense paid or accrued by the Company, (ii) preferred stock dividends required to be paid by the Company (whether or not actually declared or paid) and (iii) regularly scheduled amortization of principal amounts due on indebtedness (other than any balloon payments due at maturity).

RESTRICTIONS ON TRANSFER

         The restrictions on transfer and ownership limitations described in the accompanying Prospectus under "Description of Common Stock--Restrictions on Transfer" also apply to the Series B Preferred Stock. You should refer to that description and the Company's Charter and Bylaws for more information.


                              PLAN OF DISTRIBUTION

         Under the terms and subject to the conditions set forth in the Preferred Share Purchase Agreement dated as of December 14, 1998 (the "Purchase Agreement") among the Company, Urban Shopping Centers, L.P., and Security Capital Preferred Growth Incorporated ("SCPGI"), the Company has agreed to sell, and SCPGI has agreed to purchase, all 773,515 shares of Series B Preferred Stock for $32.32 per share. The Company will pay Security Capital Markets Group Incorporated ("SCMGI"), its placement agent for the offering of the Series B Preferred Stock, a fee of $250,000. The Company will indemnify SCMGI against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

         The following table lists the estimated expenses in connection with the offering of the Series B Preferred Stock, all of which the Company will pay:



         Legal fees and expenses...............................................               $40,000
         Accounting fees and expenses..........................................               $ 5,000
         Miscellaneous expenses................................................               $ 5,000
                                                                                              -------
         Total.................................................................               $50,000
                                                                                              =======



                                     EXPERTS

         The consolidated financial statements and schedule of the Company and consolidated partnerships as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein, and on the authority of that firm as experts in accounting and auditing.


                      VALIDITY OF SERIES B PREFERRED STOCK

         Mayer, Brown & Platt, Chicago, Illinois, will pass upon the validity of the issuance of the Series B Preferred Stock offered pursuant to this Prospectus Supplement for the Company.

PROSPECTUS
----------


                          URBAN SHOPPING CENTERS, INC.
                                  $367,762,500
                Preferred Stock, Depositary Shares, Common Stock,
                            Stock Warrants and Rights

         Urban Shopping Centers, Inc. (the "Company") may from time to time offer and sell in one or more series (i) its series preferred stock, par value $.01 per share ("Preferred Stock"); (ii) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series ("Depositary Shares"); (iii) its common stock, par value $.01 per share ("Common Stock"); (iv) warrants to purchase Preferred Stock ("Preferred Stock Warrants") and warrants to purchase Common Stock ("Common Stock Warrants" and, together with Preferred Stock Warrants, "Stock Warrants"); or (v) stockholder purchase rights entitling stockholders to subscribe for and purchase Offered Securities (as defined below) ("Rights"), with an aggregate public offering price of up to $367,762,500, on terms to be determined by market conditions at the time of offering. The Preferred Stock, Depositary Shares, Common Stock, Stock Warrants and Rights (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

         The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, if applicable: (i) in the case of Preferred Stock, the designation, any liquidation, dividend, redemption, conversion, voting and other rights, whether interests in the Preferred Stock will be represented by Depositary Shares, and the initial public offering price, along with any other relevant specific terms; (ii) in the case of Common Stock, the initial public offering price; (iii) in the case of Stock Warrants, the duration, exercise price and detachability, if applicable, and the initial public offering price, along with any other relevant specific terms; and (iv) in the case of Rights, the kind and number of Offered Securities which will be offered pursuant to the Rights, and the period during which and the price at which the Rights will be exercisable, along with any other relevant specific terms. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

         The applicable Prospectus Supplement will also contain information, if applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

         The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                      ------------------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------


                The date of this Prospectus is December 14, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains such reports, proxy and information statements and other information at http://www.sec.gov. The Company's outstanding Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange (the "CSE") under the symbol "URB", and all reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at the offices of the CSE at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

         The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document which is filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                           INCORPORATION BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 1-12278) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

         (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

         (3) The description of the Common Stock included in the Company's Registration Statement on Form 8-A.

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference herein (not including exhibits to such information unless such exhibits are specifically incorporated by reference in such information). Requests should be directed to Urban Shopping Centers, Inc., 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, Attention:
Secretary, telephone (312) 915- 2000.

                                   THE COMPANY

         The Company is a self-administered REIT in the business of owning, acquiring, managing, leasing, developing and redeveloping super-regional and regional malls throughout the United States. It commenced operations in October 1993 and the outstanding Common Stock is listed on the NYSE and the CSE under the symbol "URB."

         The Company currently owns, through its ownership interest in Urban Shopping Centers, L.P. (the "Operating Partnership"), interests in a portfolio consisting of fifteen retail and mixed-use properties comprised of more than twelve million square feet of retail space and approximately 1.2 million square feet of office space. The Company also has a 1.2 million square foot regional mall and a 450,000 square foot community center under development. The Company opened the Brandon TownCenter in Tampa, Florida in 1995 and Wolfchase Galleria in Memphis, Tennessee in February 1997. The Company's portfolio produced sales per square foot of $351 in 1996, which it believes ranks among the highest in the industry.

         The Company owns interests in some of the premier shopping centers in the United States including Oakbrook Center (Oak Brook, Illinois), Water Tower Place (Chicago, Illinois), Old Orchard Center (Skokie, Illinois) and Copley Place (Boston, Massachusetts) as well as in Urban Retail Properties Co. (the "Management Company"), its property management, leasing and development affiliate. The Management Company is one of the nation's largest retail property managers, managing more than 56 million square feet of regional malls and community centers in 22 states and the District of Columbia.

         The Company's executive offices are located at 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, and its telephone number is (312) 915-2000. The Company is a Maryland corporation that was incorporated on May 12, 1993.


                                 USE OF PROCEEDS

         Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquisition and development of regional malls and community centers, capital improvements to existing Properties and repayment of certain then-outstanding secured or unsecured indebtedness.


                              STOCK OF THE COMPANY

         The authorized stock of the Company consists of 140,000,000 shares of Common Stock, 5,000,000 shares of unit voting common stock, par value $.01 per share ("Unit Voting Stock"), and 5,000,000 shares of Preferred Stock. No holder of any class of stock of the Company will have any preemptive right to subscribe to any securities of the Company except as may be granted by the Company's Board of Directors (the "Board") in authorizing the issuance of a class of Preferred Stock.


                           DESCRIPTION OF COMMON STOCK

GENERAL

         The following description sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement which provides for Common Stock issuable pursuant to subscription offerings or rights offerings or upon conversion of Preferred Stock which is offered pursuant to such Prospectus Supplement and is convertible into Common Stock for no additional consideration. The following description of the terms of the Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws.

         The outstanding shares of Common Stock are fully paid and nonassessable. Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of stockholders, including the election of directors. Holders of Common Stock are entitled to such distributions as may be authorized from time to time by the Board out of assets legally available therefor. The Company currently pays regular quarterly dividends. Upon any liquidation, dissolution or winding up of the Company, holders of outstanding shares of Common Stock and Unit Voting Stock will be entitled to share ratably in the assets of the Company remaining after payment of, or adequate provision for, all debts and liabilities of the Company, subject to the rights of holders of any Preferred Stock. The rights of holders of Common Stock are subject to the rights and preferences established by the Board for any Preferred Stock which may subsequently be issued by the Company. See "Description of Preferred Stock." First Chicago Trust Company of New York is the transfer agent and registrar for the Common Stock.

UNIT VOTING STOCK

         The outstanding shares of Unit Voting Stock are fully paid and nonassessable. Each outstanding share of Unit Voting Stock entitles the holder to 25 votes on all matters requiring a vote of stockholders, including the election of directors. Holders of Unit Voting Stock are entitled to share equally with the holders of Common Stock in such distributions as may be authorized from time to time by the Board out of assets legally available therefor. Upon any liquidation, dissolution or winding up of the Company, holders of outstanding shares of Unit Voting Stock will be entitled to share ratably with holders of outstanding shares of Common Stock in the assets of the Company remaining after payment of, or adequate provision for, all debts and liabilities of the Company, subject to the rights of holders of any Preferred Stock. Shares of Unit Voting Stock are freely transferrable, subject to applicable securities law limitations. In addition, upon any transfer of Unit Voting Stock (other than transfers to affiliates of the transferor) each share of Unit Voting Stock so transferred shall be automatically converted into a share of Common Stock on the same basis as discussed below.

         The Company's Charter provides that, at the time of any issuance of Unit Voting Stock, the outstanding Unit Voting Stock as a class, after giving effect to such issuance, may not exceed 40% of the voting power of the then-outstanding stock of the Company entitled to vote in the election of directors. Further, Unit Voting Stock may only be issued to any person to provide such person a voting interest in the Company which does not exceed such person's economic interest in the Operating Partnership.

EXCHANGE OF UNITS AND UNIT VOTING STOCK INTO COMMON STOCK

         Any holder of Units and Unit Voting Stock may exchange one share of Unit Voting Stock together with 24 Units for 25 shares of Common Stock at any time. Upon any such exchange, the shares of Unit Voting Stock will be returned to the authorized but unissued shares of Unit Voting Stock.

RESTRICTIONS ON TRANSFER

         The Company's Charter contains certain limitations on the number of shares of Common Stock that individual stockholders may own. For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of its stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and constructive ownership among specified family members) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company expects to continue to qualify as a REIT, the Company's Charter contains limitations on the ownership of its stock intended to ensure compliance with these requirements.

         Subject to certain exceptions specified in the Company's Charter, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% (the "Ownership Limit") of the number or value of the issued and outstanding stock of the Company. The Board, upon receipt of a ruling from the Internal Revenue Service (the "Service"), an opinion of counsel or other evidence satisfactory to the Board and upon such other conditions as the Board may direct, may exempt a proposed transferee from the Ownership Limit. As a condition of such exemption, the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning stock in excess of the Ownership Limit. The Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any transfer of Common Stock that would (i) result in a direct or beneficial ownership of the Company's stock in excess of the Ownership Limit, (ii) result in the Company's stock being owned by fewer than 100 persons or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to the Common Stock. The foregoing limitations on ownership and restrictions on transfer will not apply if the Board determines, which determination must be approved by the stockholders, that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

         The Company's Charter excludes from the foregoing ownership limitation JMB Realty Corporation ("JMB Realty") and certain of its affiliates who would exceed the Ownership Limit as a result of the exchange of Units or Unit Voting Stock for Common Stock. These persons may also acquire additional stock through the Company's option plan or dividend reinvestment plan, but in no event will such persons be entitled to acquire additional stock such that the five largest beneficial owners of the Company's stock beneficially own more than 50% of the total outstanding stock. The Board has exempted Messrs. Neil Bluhm and Judd Malkin and their respective families from the foregoing ownership limitations, provided that neither the Bluhm family nor the Malkin family may beneficially own in excess of 30% of the outstanding Common Stock or together beneficially own in excess of 35% of the outstanding Common Stock.

         All certificates representing shares of the Company's stock will bear a legend referring to the restrictions described above.


                         DESCRIPTION OF PREFERRED STOCK

GENERAL

         On the date of this Prospectus, 2,999,400 shares of Series A Cumulative Convertible Redeemable Preferred Stock are outstanding and no other shares of Preferred Stock are outstanding. The Board is authorized, without the approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, to determine the number of shares of each series and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each series, which may be senior to the rights of Common Stock or Unit Voting Stock.

         The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The following description of the general terms of the Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Charter and Bylaws. Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for the specific terms of such Preferred Stock, including:

         (1)      The designation of such series of Preferred Stock;

         (2) The number of shares of such series of Preferred Stock offered, the liquidation preference per share and the initial public offering price per share of such series of Preferred Stock;

         (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such series of Preferred Stock;

         (4) The date from which dividends on such series of Preferred Stock shall cumulate, if applicable;

         (5) The procedures for the auction and remarketing, if any, for such series of Preferred Stock;

         (6) The provisions for a sinking fund, if any, for such series of Preferred Stock;

         (7) The terms and conditions of redemption, if applicable, of such series of Preferred Stock;

         (8) Any listing of such series of Preferred Stock on any securities exchange;

         (9) The terms and conditions upon which such series of Preferred Stock will be convertible into Common Stock, if applicable, including the conversion price (or manner of calculation thereof);

         (10) Whether interests in such series of Preferred Stock will be represented by global securities;

         (11) A discussion of Federal income tax considerations applicable to such series of Preferred Stock;

         (12) The relative ranking and preferences of such series of Preferred Stock as to dividends and in the distribution of assets;

         (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividends and in the distribution of assets;

         (14) Any limitations on direct or beneficial ownership and restrictions on transfer of such series of Preferred Stock, in each case as may be appropriate to preserve the status of the Company as a REIT; and

         (15) Any other specific preferences, rights, voting powers, restrictions, limitations as to dividends or qualifications of such series of Preferred Stock.

RANKING

         Unless otherwise specified in the applicable Prospectus Supplement, each series of Preferred Stock will, as to dividends and in the distribution of assets, rank (i) senior to all classes or series of Common Stock and Unit Voting Stock and to all other equity securities ranking junior to such series of Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with such series of Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to such series of Preferred Stock. The rights of the holders of each series of Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

         The holders of each series of Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of funds legally available for that purpose, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. Dividends will be payable to holders of record as they appear in the stock records of the Company on such record dates as are fixed by the Board.

         Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will begin to accrue and will be fully cumulative from the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are non-cumulative, then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared payable on any future dividend payment date. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on any series of Preferred Stock which may be in arrears.

         So long as any shares of any series of Preferred Stock are outstanding, no full dividends may be declared or paid or set apart for payment on any other stock of the Company ranking on a parity with such series of Preferred Stock as to dividends ("Dividend Parity Stock") for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for all past dividend periods and the then current dividend period with respect to such series of Preferred Stock or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for the then current dividend period with respect to such series of Preferred Stock. When dividends are not paid in full, or a sum sufficient for the payment thereof is not set apart for payment, on any series of Preferred Stock and any Dividend Parity Stock, all dividends declared on such series of Preferred Stock and such Dividend Parity Stock will be declared ratably in proportion to the amount of dividends accrued and unpaid on such series of Preferred Stock (which will not include any cumulation in respect of unpaid dividends for past dividend periods if such series of Preferred Stock does not have a cumulative dividend) and on such Dividend Parity Stock.

         So long as any shares of any series of Preferred Stock are outstanding, except as provided in the immediately preceding paragraph, no dividends (other than in Common Stock or other stock of the Company ranking junior to such series of Preferred Stock as to dividends and in the distribution of assets ("Fully Junior Stock")) may be declared or paid or set apart for payment or other distribution may be declared or made on the Common Stock or any other stock of the Company ranking junior to such series of Preferred Stock as to dividends or in the distribution of assets ("Junior Stock"), nor may any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any Junior Stock) by the Company (except by conversion into or exchange for Fully Junior Stock) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for all past dividend periods and the then current dividend period with respect to such series of Preferred Stock or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for the then current dividend period with respect to such series of Preferred Stock.

         Any dividend payment made on a series of Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such series of Preferred Stock which remains payable.

REDEMPTION

         If so provided in the applicable Prospectus Supplement, a series of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

         The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a specified date, and the redemption price per share which will include all dividends thereon accrued and unpaid, if any, to the date fixed for redemption, without interest (which will not include any cumulation in respect of unpaid dividends for past dividend periods if such series of Preferred Stock does not have a cumulative dividend). The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for any series of Preferred Stock is payable solely out of the sale proceeds of stock of the Company, the terms of such series of Preferred Stock may provide that, if no such stock has been issued or to the extent the sale proceeds from such stock are insufficient to pay in full the aggregate redemption price then due, shares of such series of Preferred Stock will automatically and mandatorily be converted into shares of the applicable stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement. If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, the shares to be redeemed will be selected by the Company by lot or pro rata or by any other method determined by the Company.

         Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for all past dividend periods and the then current dividend period with respect to such series of

Preferred Stock and any other stock of the Company ranking on a parity with such series of Preferred Stock as to distributions and in the distribution of assets ("Parity Stock") or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof set apart for such payments for the then current dividend period with respect to such series of Preferred Stock and any Parity Stock, the Preferred Stock of such series may not be redeemed and the Company may not purchase or otherwise acquire any Preferred Stock of such series, except pursuant to a purchase or exchange offer made on the same terms to all holders of outstanding Preferred Stock of such series or by conversion into or exchange for Fully Junior Stock.

         Notice of the redemption of any Preferred Stock of any series will be mailed not less than 30 days nor more than 90 days prior to the redemption date to each holder of record of such series of Preferred Stock at the address of such holder as shown on the Company's stock records. Each notice shall state:
(i) the redemption date; (ii) the number of shares of such series of Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places at which certificates representing such Preferred Stock are to be surrendered; (v) that dividends on such Preferred Stock will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such Preferred Stock will terminate. If fewer than all the shares of any series of Preferred Stock are to be redeemed, the notice mailed to each such holder will also specify the number of shares of such series of Preferred Stock to be redeemed from such holder. If notice of redemption of any Preferred Stock has been mailed and if the Company has deposited the funds necessary for such redemption in trust, for the benefit of the holders of the Preferred Stock so called for redemption, then from and after the redemption date; dividends will cease to accrue on such Preferred Stock, such Preferred Stock will no longer be deemed outstanding and all rights of the holders of such Preferred Stock will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

         Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution is made to or set apart for the holders of any Common Stock or any other stock of the Company ranking junior to such series of Preferred Stock in the distribution of assets ("Liquidation Junior Stock"), the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company legally available for that purpose, liquidating distributions in the amount of the liquidation preference per share (as specified in the applicable Prospectus Supplement), plus an amount equal to all dividends (whether or not earned or declared) thereon accrued and unpaid, if any (which will not include any cumulation in respect of unpaid dividends for past dividend periods if such series of Preferred Stock does not have a cumulative dividend); but the holders of such series of Preferred Stock will not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full such preferential amount with respect to such series of Preferred Stock and the corresponding amounts with respect to all other stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets ("Liquidation Parity Stock"), then such assets will be distributed among the holders of such series of Preferred Stock and such Liquidation Parity Stock in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         Subject to the rights of the holders of any class or series of stock of the Company ranking on a parity with or senior to such series of Preferred Stock in the distribution of assets, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment has been made in full to all holders of a series of Preferred Stock, the remaining assets of the Company will be distributed among the holders of any Liquidation Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares.

         For the above purposes, a consolidation or merger of the Company with or into any other entity, a sale or transfer of all or substantially all of the Company's assets or a statutory share exchange will not be deemed to be a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

         Holders of each series of Preferred Stock will not have any voting rights, except as set forth below or in the applicable Prospectus Supplement or as otherwise required by applicable law. The following is a summary of the voting rights that, unless provided otherwise in the applicable Prospectus Supplement, will apply to each series of Preferred Stock.

         If and whenever six quarterly dividends (whether or not consecutive) payable on any series of Preferred Stock or any Parity Stock are in arrears, whether or not earned or declared, the number of directors then constituting the Board will be increased by two, and the holders of such series of Preferred Stock, together with the holders of any such Parity Stock, voting as a single class, will have the right to elect two additional directors to serve on the Board at the next annual meeting of stockholders or a special meeting of the holders of such series of Preferred Stock and such Parity Stock and at each subsequent annual meeting of stockholders until all such dividends in arrears have been paid and a sum sufficient for the payment thereof has been set apart for payment of the distribution for the current distribution period with respect to such series of Preferred Stock and such Parity Stock. The term of office of all directors so elected will terminate with the termination of such voting rights. For so long as JMB Realty and its affiliates beneficially own in excess of 10% of the outstanding Common Stock, in any such vote by holders of such series of Preferred Stock and such Parity Stock, any Preferred Stock of such series and Parity Stock beneficially owned by JMB Realty and its affiliates will be voted in the same percentages as Preferred Stock of such series and Parity Stock that is not beneficially owned by JMB Realty and its affiliates.

         The approval of two-thirds of the outstanding Preferred Stock of any series and all series of Parity Stock similarly affected, voting as a single class, will be necessary in order to (i) amend the Company's Charter to materially and adversely affect the voting powers, rights or preferences of the holders of such series of Preferred Stock, (ii) enter into a share exchange that affects such series of Preferred Stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into the Company, unless in each such case, each share of Preferred Stock of such series remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption identical to those of a share of Preferred Stock of such series (except for changes that do not materially and adversely affect the holders of such series of Preferred Stock) or (iii) authorize, reclassify, create or increase the authorized amount of any class of stock ranking senior to such series of Preferred Stock in the payment of dividends or in the distribution of assets. However, the Company may create additional classes and series of Parity Stock, Junior Stock and Fully Junior Stock, increase the authorized number of shares of such stock and issue additional series of such stock without the consent of any holder of such series of Preferred Stock.

         Except as provided above and as required by law, the holders of each series of Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

CONVERSION RIGHTS

         The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement. Such terms will include the number of shares of Common Stock into which each share of such series of Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion upon the redemption of such series of Preferred Stock.

RESTRICTIONS ON TRANSFER

         See "Description of Common Stock--Restrictions on Transfer" for a discussion of the limitations on ownership and restrictions on transfer of stock of the Company. In order to enable the Company to continue to qualify as a REIT, the Articles Supplementary for each series of Preferred Stock may contain certain limitations on ownership and restrictions on transfer of such series of Preferred Stock. Any such limitations and restrictions will be described in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

         The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In such event, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

         The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") to be entered into between the Company and a depositary specified in the applicable Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including liquidation, dividend, redemption and voting rights).

         The Depositary Shares will be evidenced by depositary receipts ("Depositary Receipts") issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to the persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. The following description of certain terms of the Deposit Agreement and the Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement and the Depositary Receipts, which will be filed as exhibits to a document incorporated by reference in this Prospectus, are hereby incorporated herein by reference from the date of such filing and will be available from such date as described above under "Available Information."

DIVIDENDS AND OTHER DISTRIBUTIONS

         The Depositary will distribute all cash dividends received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of Depositary Shares owned by such holders. The Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed will be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

         If there is a noncash distribution, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

         The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock will be made available to holders of the Depositary Shares.

REDEMPTION

         If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Depositary, by lot or pro rata or by any other method determined by the Depositary. From and after the redemption date, all rights of the holders of the Depositary Shares so called for redemption will terminate, except the right to receive the redemption price.

VOTING RIGHTS

         Upon receipt of notice of any meeting at which the holders of a series of Preferred Stock represented by Depositary Shares are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such series of Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for such series of Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of such series of Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of such series of Preferred Stock represented by such holder's Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary may abstain from voting Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

         The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely affects the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by a majority of the outstanding Depositary Shares. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

Charges of Depositary

         The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement.

MISCELLANEOUS

         The Depositary will forward to holders of Depositary Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to holders of Preferred Stock.

         Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely on written advice of counsel or accountants, or on information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

         The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, with any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

RESTRICTIONS ON TRANSFER

         In order to enable the Company to continue to qualify as a REIT, the Deposit Agreement may contain certain limitations on ownership and restrictions on transfer of Depositary Shares. Any such limitations and restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.


                          DESCRIPTION OF STOCK WARRANTS

GENERAL

         The Company may issue Stock Warrants for the purchase of Preferred Stock or Common Stock. Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Stock Warrants.

         If Stock Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Stock Warrants, including the following, if applicable: (i) the initial public offering price; (ii) the aggregate number of shares purchasable upon exercise of such Stock Warrants, the exercise price, and in the case of Stock Warrants for Preferred Stock, the designation and terms of the series of Preferred Stock purchasable upon exercise of such Stock Warrants;
(iii) the designation and terms of any series of Preferred Stock with which such Stock Warrants are being offered and the number of such Stock Warrants being offered with such Preferred Stock; (iv) the date, if any, from and after which such Stock Warrants and the related Preferred Stock or Common Stock will be transferable separately; (v) the date on which the right to exercise such Stock Warrants shall commence and the expiration date; (vi) any special United States Federal income tax consequences; and (vii) any other material terms of such Stock Warrants.

         The following description of certain terms of the Warrant Agreement and the Stock Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the Stock Warrant Agreement and the certificates relating to each series of Stock Warrants, which will be filed as exhibits to a document incorporated by reference in this Prospectus, are hereby incorporated herein by reference from the date of such filing and will be available from such date as described above under "Available Information."

EXERCISE AND TRANSFER OF STOCK WARRANTS

         Each Stock Warrant will entitle the holder thereof to purchase such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as will in each case be set forth in, or calculable from the information set forth in, the applicable Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Stock Warrants will become void.

         Stock Warrant certificates may be exchanged for new Stock Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Stock Warrants, holders of such Stock Warrants will not have any rights of holders of Preferred Stock or Common Stock, including dividend and voting rights.

         Stock Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Stock

Warrant certificate. Stock Warrants will be deemed to be exercised upon receipt of payment of the exercise price, subject to the receipt within five business days of the applicable Stock Warrant certificate. Upon receipt of such payment and the certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise. If fewer than all the Stock Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Stock Warrants.

ADJUSTMENTS

         Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock purchasable upon exercise of a Common Stock Warrant will be subject to adjustment in certain events, including (i) the payment of a dividend on the Common Stock payable in stock and stock splits, combinations or reclassifications of the Common Stock;
(ii) the issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the applicable Warrant Agreement); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Stock) or of subscription rights and warrants (excluding those referred to above).

         No adjustment in the exercise price of, or the number of shares of Common Stock purchasable upon exercise of a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid out of consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock purchasable upon exercise of a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

         Upon any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive upon exercise of such Common Stock Warrant the kind and amount of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described above, applied as if such common stock were Common Stock.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

         The Warrant Agreements may at any time be amended or supplemented without the consent of the holders of the Stock Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Stock Warrants and that do not materially and adversely affect the rights of the holders of the Stock Warrants.

RESTRICTIONS ON TRANSFER

         In order to enable the Company to continue to qualify as a REIT, the Warrant Agreement may contain limitations on ownership and restrictions on transfer of Stock Warrants similar to the limitations on ownership and restrictions on transfer of Common Stock and Preferred Stock. See "Description of Common Stock--Restrictions on Transfer" and "Description of Preferred Stock--Restrictions on Transfer." Any such limitations and restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Stock Warrant certificates.

                              DESCRIPTION OF RIGHTS

         As described under "Plan of Distribution," the Company may sell the Offered Securities to investors directly through Rights. If Offered Securities are to be sold through Rights, such Rights will be distributed as a dividend to the Company's stockholders for which such stockholders will pay no separate consideration. The Prospectus Supplement with respect to the Rights offering will set forth the relevant terms of the Rights, including (i) the kind and number of Offered Securities which will be offered pursuant to the Rights, (ii) the period during which and the price at which the Rights will be exercisable,
(iii) the number of Rights to be issued, (iv) any provisions for changes to or adjustments in the exercise price of the Rights and (v) any other material terms of the Rights. See "Plan of Distribution."


                    CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                        THE COMPANY'S CHARTER AND BYLAWS

         The following description of certain provisions of Maryland law and of the Company's Charter and Bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Company's Charter and Bylaws.

BOARD OF DIRECTORS

         The Company's Bylaws provide that the number of directors of the Company may be established by the Board but may not be fewer than three nor more than fifteen. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board. The Company's Charter requires that the Board consist of a majority of directors who are not affiliated with JMB Realty or its affiliates. Directors are elected at each annual meeting of stockholders to serve a one-year term or until their successors are duly elected and qualify. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock and Unit Voting Stock voting together as a single class are able to elect all of the successors of the directors. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares of Common Stock and Unit Voting Stock voting together as a single class.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Company's Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

         The Company's directors and officers are and will be indemnified under the Company's Charter against certain liabilities. The Company's Charter requires it to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The partnership agreement of the Operating Partnership also provides for indemnification of the Company and its directors and officers to the same extent indemnification is provided to directors and officers of the Company under the Company's Charter, and limits the liability of the Company and its directors and officers to the Operating

Partnership and its partners to the same extent the liability of the directors and officers of the Company to the Company and its stockholders is limited under the Company's Charter.

         Maryland law requires a corporation (unless its charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Maryland law permits the Company to advance reasonable expenses to a director or officer upon the Company's receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company as authorized by the Company's Charter and (ii) a written statement by or on his or her behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

BUSINESS COMBINATIONS

         Under Maryland law, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's stock or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least
(i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock other than stock held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined under Maryland law) for their stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its stock. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Company's Charter exempts from these provisions of Maryland law any business combination with JMB Realty and its affiliates.

CONTROL SHARE ACQUISITIONS

         Maryland law provides that "Control Shares" of a Maryland corporation acquired in a "Control Share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "Control Share acquisition" means the acquisition of Control Shares, subject to certain exceptions.

         A person who has made or proposes to make a Control Share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the Control Shares, as of the date of the last Control Share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for Control Shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the Control Share acquisition.

         The Control Share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. The Company's Charter contains a provision exempting any and all acquisitions by JMB Realty and its affiliates from the provisions of the Control Share acquisition statute.

AMENDMENT TO THE COMPANY'S CHARTER

         The Company's Charter, including the provisions relating to the removal of directors, may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

TERMINATION OF THE COMPANY

         The Company's Charter permits the termination of the Company and the discontinuation of the operations of the Company only upon the adoption of a resolution of dissolution by the Board and (i) the affirmative vote, at a meeting of stockholders called for that purpose, of a majority of the voting power of the Company entitled to vote or (ii) the unanimous consent of the voting power of the Company entitled to vote.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

         For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder, the Company's Bylaws require such stockholder to deliver a notice to the Secretary, absent specified circumstances, not less than 60 days nor more then 90 days prior to the first anniversary of the preceding year's annual meeting setting forth: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors pursuant to Regulation 14A of the Exchange Act; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such stockholder as they appear on the Company's stock records, and of such beneficial owner and (b) the number of shares which are owned beneficially and of record by such stockholder and such beneficial owner, if any.

                        FEDERAL INCOME TAX CONSIDERATIONS


         The following is a description of the material Federal income tax consequences to the Company and its stockholders of the treatment of the Company as a REIT. The discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. The discussion does not discuss all aspects of Federal income tax law that may be relevant to a prospective stockholder in light of his particular circumstances or to certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax exempt organizations, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws nor does the discussion address special considerations, if any, which may relate to the purchase of Preferred Stock or Stock Warrants.

         THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

         If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., at both the corporate and stockholder levels) that generally results from the use of corporations.

         If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income taxation as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its stockholders would be reduced or eliminated.

         The Company has elected REIT status effective for the taxable year ended December 31, 1993 and the Board of Directors of the Company believes that the Company has operated and expects that the Company will continue to operate in a manner that will permit the Company to elect REIT status in each taxable year thereafter. There can be no assurance, however, that this belief or expectation will be fulfilled, since qualification as a REIT depends on the Company continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on the Company's operating results.

TAXATION OF THE COMPANY

         General. In any year in which the Company qualifies as a REIT it will not, in general, be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to stockholders. The Company may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed.

         Notwithstanding its qualification as a REIT, the Company may also be subject to taxation in certain other circumstances. If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which the Company fails either the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. The Company will also be subject to a tax of 100% on net income from any "prohibited transaction" as described below, and if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. For taxable years beginning after August 5, 1997, the Taxpayer Relief Act of 1997 (the "1997 Act") permits a REIT, with respect to undistributed net long-term capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year (or in a notice mailed with its annual report for the taxable year) such amount of such gains which its stockholders are to include in their taxable income as long-term capital gains. Thus, if the Company made this designation, the stockholders of the Company would include in their income as long-term capital gains their proportionate share of the undistributed long-term capital gains as designated by the Company. Each stockholder of the Company would be deemed to have paid such stockholder's share of the tax paid by the Company on such gains, which tax would be credited or refunded to the stockholder. A stockholder would increase his tax basis in his Company stock by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by the Company. The Company may also be subject to the corporate alternative minimum tax, as well as tax in certain situations not presently contemplated. The Management Company will be taxed on its income at regular corporate rates. The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

         In order to qualify as a REIT, the Company must meet, among others, the following requirements:

         Stock Ownership Tests. The Company's stock must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding stock of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. However, for purposes of this test, any stock held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. Under the 1997 Act, for taxable years beginning after August 5, 1997, if the Company complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising due diligence would not have reason to know, that more than 50% in value of its outstanding shares of stock were held, actually or constructively, by five or fewer individuals, then the Company will be treated as meeting such requirement. These share ownership requirements need not be met until the second taxable year of the Company for which a REIT election is made.

         In order to attempt to ensure compliance with the foregoing stock ownership tests, the Company has placed certain restrictions on the transfer of its stock to prevent additional concentration of stock ownership. Moreover, to evidence compliance with these requirements, under Treasury regulations the Company must maintain records which disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its stock disclosing the actual owners of such stock (as prescribed by Treasury regulations). A list of those persons failing or refusing to comply with such demand must be maintained as a part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax return a similar statement disclosing the actual ownership of Company stock and certain other information. In addition, the Company's Articles of Incorporation contain restrictions on the transfer of its stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements. See "Description of Common Stock--Restrictions on Transfer" and "Description of Preferred Stock--Restrictions on Transfer."

            Asset Tests. At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets (with "assets" being determined in accordance with generally accepted accounting principles). First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, stock in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed, in the case of securities of any one non-government issuer, (i) 5% of the value of the Company's total assets or (ii) 10% of the outstanding voting securities of any one such issuer. When the Company invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets. See "--Tax Aspects of the Company's Investments in Partnerships--General." Accordingly, the Company's investment in the Properties through its interest in the Operating Partnership is intended to constitute an investment in qualified assets for purposes of the 75% asset test.

         The Operating Partnership owns a 99% limited partnership interest in Penn Square Mall Limited Partnership ("PSMLP"), which owns 100% of the non-voting preferred stock of the Management Company and none of the voting common stock of the Management Company. See "The Company." By virtue of its partnership interest in the Operating Partnership and the Operating Partnership's interest in PSMLP, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the securities of the Management Company described above. Because PSMLP does not own any of the voting securities of the Management Company and the preferred stock's approval right is limited to certain fundamental corporate actions that could adversely affect the preferred stock as a class, the 10% limitation on holdings of voting securities of any one issuer should not be exceeded.

         Based on its analysis of the total estimated value of the Management Company securities owned by the Operating Partnership through PSMLP relative to the estimated value of the total assets owned by the Operating Partnership and the other assets of the Company, the Company believes that the Company's pro rata share of the non-voting preferred stock of the Management Company and a $10 million subordinated note (the "Subordinated Note") of the Management Company owned by the Operating Partnership does not exceed, on the date of this Prospectus, 5% of the value of the Company's total assets. This 5% limitation must be satisfied not only as of the date that the Company (directly or through the Operating Partnership or PSMLP) acquired securities of the Management Company, but also at the end of any quarter in which the Company increases its interest in the Management Company or so acquires other property. In this respect, if the holder of a right to exchange Units for Common Stock exercises such rights, the Company will thereby increase its proportionate (indirect) ownership interest in the Management Company, thus requiring the Company to meet the 5% test in any quarter in which such exchange option is exercised. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Company.

         Gross Income Tests. There are currently three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, when the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "--Tax Aspects of the Company's Investments in Partnerships--General" below. The three tests are as follows:

         The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on stock in other REITs, as well as gain from the sale of such stock; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its stock during the one-year period following the receipt of such capital.

         Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience." For taxable years beginning after August 5, 1997, a REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent. The value of the impermissible services may not exceed one percent of the gross income from the property. The amount received for any service (or management operation) for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service (or providing the management or operation).

         The Company believes for purposes of the 75% and 95% gross income tests, that any services provided on the Operating Partnership's properties and any other services and amenities provided by the Operating Partnership or its agents with respect to such properties are and will continue to be of the type usually or customarily rendered in connection with the rental of space for occupancy only. The Company intends to monitor the services and amenities provided on the properties of the Operating Partnership. The Company intends that services that cannot be provided directly by the Operating Partnership, the Management Company or other agents will be performed by independent contractors.

         The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.

         For purposes of determining whether the Company complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, it does not include a sale of property if such property is held by the Company for at least four years and certain other (requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See "--Taxation of the Company--General" and "--Tax Aspects of the Company's Investments in Partnerships--Sale of the Properties."

         The Company believes that, for purposes of both the 75% and the 95% gross income tests, its investment in the Properties through the Operating Partnership will in major part give rise to qualifying income in the form of rents, and that gains on sales of the Properties, or of the Company's interest in the Operating Partnership, generally will also constitute qualifying income. However, with respect to certain Properties as to which the Operating Partnership does not have decision making control, it may not be possible to assure that gross income continues to qualify under these tests.

         The Management Company receives and anticipates continuing to receive fee income in consideration of the performance of property management and other services with respect to properties not owned by the Company or the Operating Partnership; however, substantially all income derived by the Company from the Management Company will be in the form of dividends on the preferred stock owned by the Operating Partnership through PSMLP and interest on the Subordinated Note. Such dividends and interest income will satisfy the 95%, but not the 75%, gross income test (as discussed above). In addition, the Company's share of any income realized on interest rate swap or cap agreements, including income received at the time of entering into such agreements, will satisfy the 95%, but not the 75%, gross income test. The Company intends to closely monitor its non-qualifying income and anticipates that non-qualifying income on its other investments and activities, including such dividend income, interest income and interest rate swap or cap income (if any), will not result in the Company failing either the 75% or 95% gross income test.

         Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, the Company will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability.

         The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions); (ii) stock or securities (including an interest rate swap or cap agreement) held for less than one year; and (iii) property in a prohibited transaction. The Company does not anticipate that it will have difficulty in complying with this test. However, if extraordinary circumstances were to occur that give rise to dispositions of Properties held for less than four years (for example, on account of the inability to obtain refinancing), the 30% test could become an issue. The 30% gross income test has been repealed by the 1997 Act for taxable years beginning after August 5, 1997.

         Annual Distribution Requirements. In order to qualify as a REIT, the Company is required to make distributions (other than capital gain dividends) to its stockholders each year in an amount at least equal to (i) the sum of (a) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. For taxable years beginning after August 5, 1997, the 1997 Act (i) expands the class of non-cash income that is excluded from the distribution requirement to include income from the cancellation of indebtedness and (ii) extends the treatment of original issue discount ("OID") (over cash and the fair market value of property received on the instrument) as such non-cash income to OID instruments generally and for REITs, like the Company, that use an accrual method of accounting. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. For taxable years beginning after August 5, 1997, the 1997 Act permits a REIT, with respect to undistributed net long-term capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year (or in a notice mailed with its annual report for the taxable year) such amount of such gains which its stockholders are to include in their taxable income as long-term capital gains. Thus, if the Company made this designation, the stockholders of the Company would include in their income as long-term capital gains their proportionate share of the undistributed long-term capital gains as designated by the Company. Each stockholder of the Company would be deemed to have paid such stockholder's share of the tax paid by the Company on such gains, which tax would be credited or refunded to the stockholder. A stockholder would increase his tax basis in his Company stock by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by the Company.

         The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand; due to the Operating Partnership's inability to control cash distributions with respect to those Properties as to which it does not have decision making control; or for other reasons. To avoid a problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

         If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

         Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

         General. The Company holds a partnership interest in the Operating Partnership. See "The Company." In general, a partnership is a "pass-through" entity which is not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include its proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in the computation of its REIT taxable income. See "--Taxation of the Company--General" and "--GrossIncome Tests.

         Accordingly, any resultant increase in the Company's REIT taxable income from its interest in the Operating Partnership (whether or not a corresponding cash distribution is also received from the Operating Partnership) will increase its distribution requirements (see "--Taxation of the Company--Annual Distribution Requirements"), but will not be subject to Federal income tax in the hands of the Company provided that an amount equal to such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "--Taxation of the Company--Asset Tests"), the Company will include its proportionate share of assets held by the Operating Partnership.

         Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the Service of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation for Federal income tax purposes). If the Operating Partnership were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the REIT asset tests and the REIT gross income tests (see "--Taxation of the Company--Asset Tests" and "--Gross Income Tests"), which in turn would prevent the Company from qualifying as a REIT. (See "--Taxation of the Company--Failure to Qualify" above, for a discussion of the effect of the Company's failure to meet such tests.)

         Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic arrangements among the partners. The formation of the Operating Partnership included contributions of appreciated property

(including certain Properties or interests therein). Consequently, the Partnership Agreement requires certain allocations to be made in a manner consistent with Section 704(c) of the Code.

         In general, certain contributors of certain of the Properties or interests therein will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership on the contributed assets (including certain of the Properties). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale or a deemed sale, and accordingly variations from normal Section 704(c) principles may arise, which could result in the allocation of additional taxable income to the Company in excess of corresponding cash proceeds in certain circumstances.

         Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the method under current law. The Operating Partnership and the Company will use the remedial method for making allocations under Section 704(c) with respect to the existing Properties.

         With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, in general, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

         Sale of the Properties. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company--General" and "Gross Income Tests--The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the Properties and other retail properties, and to make such occasional sales of the Properties and other properties acquired subsequent to the date hereof as are consistent with the Company's investment objectives. The Operating Partnership (or partnerships in which the Operating Partnership holds an interest) may sell certain parcels of land incidental to the Properties, and while the Company does not currently anticipate that a material portion of such parcels would result in sales of dealer properties subject to the tax on prohibited transactions, it might be asserted, particularly in the case of partnerships in which the Operating Partnership holds an indirect interest and is not a managing partner, that the Company's share of gain realized on the sale is subject to such tax. However, based on the Company's investment objectives, the Company believes that overall the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

         Taxation of Taxable Domestic Stockholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions (and for taxable years beginning after August 5, 1997, undistributed amounts) that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock of the Company. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such excess distribution (but not below zero), with distributions in excess of the stockholder's tax basis being taxed as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to Company stockholders.

         The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act"), which was recently passed by Congress and signed into law by the President, alters the holding period for taxation of capital gain income for individuals (and for certain trusts and estates). Pursuant to the 1997 Act, gain from the sale or exchange of certain investments held for more than 18 months was taxed at a maximum capital gain rate of 20%. Gain from the sale or exchange of those investments held for 18 months or less, but for more than one-year, was taxed at a maximum capital gain rate of 28%. The 1997 Act also provided for a maximum rate of 25% for "unrecaptured section 1250 gain" recognized on the sale or exchange of certain real estate assets. Pursuant to the 1998 Act, property held for more than one-year (rather than 18 months) will be eligible for the 20% and 25% capital gains rates discussed above. The 1998 Act applies to amounts taken into account on or after January 1, 1998. On November 10, 1997, the IRS issued Notice 97-64, which provided generally that the Company may classify portions of its designated capital gain dividends as (i) a 20% rate gain distribution (which would be taxed as capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as capital gain in the 28% group). Under Notice 97-64, if no designation is made, the entire designated capital gain dividend will be treated as a 28% rate capital gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts which it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income was subject to a marginal tax rate of at least 28%. Notice 97- 64 has not yet been modified to incorporate the changes made to holding periods under the 1998 Act.

         Stockholders of the Company should consult their tax advisor with regard to (i) the application of the changes made by the 1997 Act and the 1998 Act with respect to taxation of capital gains and capital gain dividends and
(ii) state, local and foreign taxes on capital gains.

         In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (including any designated undistributed amounts for taxable years beginning after August 5, 1997--see--"Taxation of the Company--Annual Distribution Requirements") from the Company required to be treated by such stockholder as long-term capital gains.

         Tax Consequences upon Conversion of Preferred Stock into Common Stock. Generally, except with respect to cash received in lieu of fractional shares, no gain or loss will be recognized upon the conversion of shares of Preferred Stock into shares of Common Stock. The tax basis of a holder of shares of Preferred Stock (a "Preferred Holder") in the shares of Common Stock received will equal that holder's tax basis in the shares of Preferred Stock surrendered in the conversion reduced by any basis attributable to fractional shares deemed received and the holding period for the shares of Common Stock will include the Preferred Holder's holding period for the shares of Preferred Stock. Based on the Service's present advance ruling policy, cash received in lieu of a fractional share of Common Stock upon conversion of shares of Preferred Stock should be treated as a payment in redemption of the fractional share interest in those shares of Common Stock. See "--Redemption of Preferred Stock" below.

         Deemed Dividends on Preferred Stock. The conversion price of the shares of Preferred Stock may be adjusted if the Company makes certain distributions of stock, cash, or other property to its stockholders. While the Company does not presently contemplate making such a distribution, if the Company makes a distribution of cash or property resulting in an adjustment to the conversion price, a Preferred Holder may be viewed as receiving a "deemed distribution" which is taxable as a dividend under Sections 301 and 305 of the Code.

         Redemption of Preferred Stock. The treatment to be accorded to any redemption by the Company of shares of Preferred Stock can only be determined on the basis of particular facts as to each Preferred Holder at the time of redemption. In general a Preferred Holder will recognize capital gain or loss measured by the difference between the amount realized by the Preferred Holder upon the redemption and its adjusted tax basis in the shares of Preferred Stock redeemed (provided the shares of Preferred Stock are held as a capital asset) if that redemption (i) results in a "complete termination" of the Preferred Holder's share interest in all classes of shares of the Company under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder's interest in the Company under Section 302 (b)(2) of the Code (which generally will not be the case if only shares of Preferred Stock are redeemed, since they generally do not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the Preferred Holder under Section 302(b)(1) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the Preferred Holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular Preferred Holder depends on the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine their tax treatment.

          If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the shares of Preferred Stock will be treated as a distribution on the shares of Preferred Stock as described under "Federal Income Tax Considerations--Taxation of Taxable Domestic Stockholders". If the redemption is taxed as a dividend, the Preferred Holder's adjusted tax basis in the shares of Preferred Stock will be transferred to its other share holdings in the Company. If, however, the Preferred Holder has no remaining share holdings in the Company, that basis could be transferred to a related person or it may be lost.

         Backup Withholding. The Company will report to its domestic stockholders and to the Service the amount of dividends paid for each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such stockholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding is available as a credit against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "Certain United States Tax Considerations for Non-U.S. Stockholders--Distributions from the Company--Capital Gain Dividends" below.

         Taxation of Tax-Exempt Stockholders. The Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below regarding a "pension-held REIT," based on such ruling and the statutory framework of the Code, distributions by the Company to a stockholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its stock with "acquisition indebtedness" within the meaning of the Code, that the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity, and that the Company, consistent with its present intent, does not hold a residual interest in a REMIC.

         However, if any pension or other retirement trust that qualifies under
Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if (i) such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of stock of the REIT and (ii) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

OTHER TAX CONSIDERATIONS

         The Management Company. A portion of the cash to be used by the Operating Partnership to fund distributions to partners, including the Company, is expected to come from the Management Company through dividends on the preferred stock of the Management Company held by the Operating Partnership through PSMLP and from interest on the Subordinated Note. In addition, the Management Company will receive income from the Company, the Operating Partnership and unrelated third parties. Because the Company, the Operating Partnership and the Management Company are related through stock or partnership ownership, income of the Management Company from services performed for the Company and the Operating Partnership may be subject to certain rules under which additional income may be allocated to the Management Company. On account of such ownership relationships, the allocation of certain expenses and reimbursements thereof among the Company, the Management Company and the Operating Partnership could be subject to additional scrutiny by the Service. Further, such ownership relationships may preclude the recognition of loss (if any) on the sale of land parcels by the Management Company to the Operating Partnership or the Company, and to the extent that tax-exempt entities and foreign persons hold Company stock, a portion of the interest expense deduction on the Subordinated Note could be reduced.

         The Management Company will pay Federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. Such income could arise from the Management Company's operations as well as from the sale or distribution in kind of land parcels by the Management Company. The Management Company will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Company is required to pay Federal, state, or local taxes, the cash available for distribution by the Company to stockholders will be reduced accordingly.

         Recent Proposed Tax Legislation. On February 2, 1998, the Clinton administration released its budget proposal for fiscal year 1999. The proposal includes a number of provisions affecting REITs. One proposed provision would amend the 10% Voting Stock Test described above. Pursuant to the Clinton administration proposal, a REIT would remain subject to the current restriction and would also be precluded from owning more than 10% of the value of all classes of stock of any one issuer. If the proposal were enacted as currently drafted, it would be effective with respect to stock acquired on or after the date of the first committee action. To the extent that the Company's current stock ownership in a subsidiary is grandfathered by virtue of this effective date, the grandfathered status would terminate with respect to the subsidiary if the subsidiary engaged in a new trade or business or acquired substantial new assets.

         Because the Company owns more than 10% of the value of the securities of the Management Company, it could not presently satisfy the new 10% value limitation with respect to such corporation. Accordingly, if the proposal were enacted as currently drafted and the Management Company were to engage in a new trade or business or acquire substantial new assets, the grandfathered status of the Company's ownership of stock in the Management Company would terminate and the Company would fail to qualify as a REIT. Moreover, the Company would not be able to own more than 10% of the vote or value of any subsidiary formed after the effective date of the proposal. Thus, the proposal, if enacted as currently drafted, may materially impede the ability of the Company to engage in new third-party management or similar activities.

         Possible Legislative or Other Actions Affecting Tax Consequences. Prospective stockholders should recognize that the present Federal income tax treatment of investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. No assurance can be given as to the form or content (including with respect to effective dates) of any tax legislation which may be enacted. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in the Company.

         State and Local Taxes. The Company and its stockholders may be subject to state or local taxation, and the Company and the Operating Partnership may be subject to state or local tax withholding requirements, in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Common Stock.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                            FOR NON-U.S. STOCKHOLDERS

         The following is a discussion of certain anticipated U.S. Federal income and U.S. Federal estate tax consequences of the ownership and disposition of stock applicable to Non-U.S. Stockholders of such stock. A "Non-U.S. Stockholder" is (i) any individual who is neither a citizen nor resident of the United States, (ii) any corporation or partnership other than a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or under the laws of the District of Columbia (unless in the case of a partnership, Treasury regulations provide otherwise),
(iii) an estate or (iv) a trust that is not a "U.S. Trust." A U.S. Trust is
(i) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year ending after August 20, 1996, a trust if, and only if, (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons has the authority to control all substantial decisions of the trust and (ii) for all other taxable years, any trust the income of which is subject to U.S. Federal income taxation regardless of its source. The discussion is based on current law and is for general information only. The discussion does not address other aspects of U.S. Federal taxation other than income and estate taxation or all aspects of U.S. Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S.
Stockholder.

         PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF STOCK.

DISTRIBUTIONS FROM THE COMPANY

         Ordinary Dividends. The portion of dividends received by Non- U.S. Stockholders payable out of the Company's earnings and profits that are not attributable to capital gains of the Company and that are not effectively connected with a U.S. trade or business of the Non-U.S. Stockholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty or the Non-U.S. Stockholder files an Internal Revenue Service Form 4224 with the Company certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Non-U.S. Stockholder). Under certain limited circumstances, the amount of tax withheld may be refundable, in whole or in part, because of the tax status of certain partners or beneficiaries of Non-U.S. Stockholders that are either foreign partnerships or foreign estates or trusts. In general, Non-U.S. Stockholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock. In cases in which the dividend income from a Non-U.S. Stockholder's investment in stock is (or is treated as) effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder that is a foreign corporation).

         Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding rules discussed above and, under the current interpretation of the Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under recently finalized Treasury regulations effective for dividends paid after December 31, 1999 (the "New Regulations"), a Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate will be required to satisfy applicable certification requirements on Internal Revenue Service Form W-8. The New Regulations will also permit a reduced rate of withholding on payments of dividends to foreign partnerships whose partners are entitled to a reduced rate of withholding if the partners and the foreign partnership supply the appropriate Internal Revenue Service certifications or if the foreign partnership elects to be treated as a "qualified intermediary" for withholding tax purposes. Under the New Regulations, Non-U.S. Stockholders who claim that the dividends are effectively connected with the conduct of a U.S. trade or business will have to supply Form W-8A in lieu of Form 4224 (Form W-8A to date has only been issued in proposed form and is subject to change).

         Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), any distribution made by the Company to a Non-U.S. Stockholder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Stockholder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of such distribution to the extent it constitutes USRPI Capital Gains. Such distribution may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder that is a foreign corporation.

         Non-Dividend Distributions. Any distributions by the Company that exceed both current and accumulated earnings and profits of the Company will not be taxed as either ordinary dividends or capital gain dividends. See "Federal Income Tax Considerations--Taxation of Stockholders--Taxation of Taxable Domestic Stockholders." However, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding. Should this occur, the Non-U.S. Stockholder may seek a refund of over withholding from the Service once it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. Under the New Regulations, the Company will be entitled to make a reasonable estimate of the portion of the distribution which is not a dividend.

DISPOSITIONS OF STOCK

         Unless the stock constitutes USRPIs, a sale or exchange of stock by a Non-U.S. Stockholder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute USRPIs if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a domestically controlled REIT and, therefore, that the sale of stock will not be subject to taxation under FIRPTA. No assurance can be given that the Company will continue to be a domestically controlled REIT.

          If the Company does not constitute a domestically controlled REIT, a Non-U.S. Stockholder's sale or exchange of stock generally will still not be subject to tax under FIRPTA as a sale of USRPIs provided that (i) the Company's stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and (ii) the selling Non-U.S. Stockholder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

         If gain on the sale or exchange of stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, and the purchaser of stock could be required to withhold 10% of the purchase price and remit such amount to the Service. The branch profits tax would not apply to such sales or exchanges.

         Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Stockholder in two cases: (i) if the Non-U.S. Stockholder's investment in stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Stockholder, the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (ii) if the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to 30% tax on the individual's capital gain (unless reduced or eliminated by treaty).

FEDERAL ESTATE TAX

          Stock owned or treated as owned by an individual who is not a citizen or "resident" (as specifically defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         The Company must report annually to the Service and to each Non-U.S. Stockholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Stockholder resides.

         U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on stock to a Non-U.S. Stockholder at an address outside the United States.

         The payment of the proceeds from the disposition of stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of a payment of proceeds from the disposition of stock to or through a non-U.S. office of a broker which is (i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. Federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is derived from a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder is a Non-U.S. Stockholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. Under proposed Treasury regulations, a payment of the proceeds from the disposition of stock to or through such broker will be subject to backup withholding if such broker has actual knowledge that the holder is a U.S. person.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Stockholder's U.S. Federal income tax liability, provided that required information is furnished to the Service.

         These backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to stock is subject to change. In particular, Treasury regulations proposed in 1996, which have not yet been adopted, and are therefore not currently effective, would, if and when they become effective, revise in certain respects the rules applicable to foreign stockholders with respect to payments made after December 31, 1997.


                              PLAN OF DISTRIBUTION

         The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company, to or through underwriters or dealers. Direct sales to investors may be accomplished through subscription offerings or through Rights distributed to the Company's stockholders. In connection with subscription offerings or the distribution of Rights to stockholders, if all of the underlying Offered Securities are not subscribed for, the Company may sell such unsubscribed Offered Securities to third parties directly or through underwriters or agents and, in addition, whether or not all of the underlying Offered Securities are subscribed for, the Company may concurrently offer additional Offered Securities to third parties directly or through underwriters or agents. Any such underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

         The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities on such terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

         Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

         If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts will be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts may not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and
(ii) if the Offered Securities are being sold to underwriters, the Company must have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

         Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.


                                     EXPERTS

         The consolidated financial statements and schedule of Urban Shopping Centers, Inc. and consolidated partnerships as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein, and on the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the Offered Securities will be passed on for the Company by Mayer, Brown & Platt. Mayer, Brown & Platt has in the past represented and is currently representing the Company and certain of its affiliates.